Exhibit 99.1

Moody’s improves outlook on FCA N.V.’s rating
Moody’s Investors Service communicated today that it has affirmed its Corporate Family Rating on Fiat Chrysler Automobiles N.V. at “Ba2” and it has improved the outlook to positive from stable.
London, September 24, 2018

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com